[Warnaco Letterhead]

August 25, 2006

Mr. James A. Allegretto

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	The Warnaco Group, Inc.

Form 10-K for Fiscal Year Ended December 31, 2005, filed March 3, 2006

Form 10-Q for Quarterly Period Ended April 1, 2006, filed May 11, 2006

File No. 001-10857

Dear Mr. Allegretto:

Set forth below is the response of The Warnaco Group, Inc. (the "Company") to the comment of the staff of the Commission (the "Staff") set forth in your letter dated August 11, 2006. The following is being provided on a confidential basis, and, accordingly, the Company requests that the Staff treat the information contained herein (or contained in any annex hereto) on such basis.

Form 10-K for Fiscal Year Ended December 31, 2005

Item 1. Business, page 1

1.

We read your response to comment 1 in our letter dated July 6, 2006. Your response indicates that you will include a discussion similar to what is presented in Note 8 of the Notes to the Consolidated Financial Statements. Please be advised that Note 8 does not address all of the disclosures required by Item 10(e) of Regulation S-K. Please show us supplementally what your future disclosures will look like. Please ensure your response addresses how this measure provides useful information to investors and how management uses this measure to conduct or evaluate business.

As discussed with Adam Phippen, Staff Accountant, the Company will delete the subtotal “Group Operating Income” from the tables in Item 1. Business in future filings. The Company’s revised disclosure is attached hereto as Annex I.

The Company acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in its filings, (ii) Staff comments or changes in disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company's filings, and (iii) it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the response to the comment of the Staff, or require additional information, please contact the undersigned at (212) 287-8000.

Very truly yours,

/s/ Lawrence R. Rutkowski

Lawrence R. Rutkowski

Executive Vice President and

Chief Financial Officer

ANNEX I

Business Groups

The Company operates in three business groups: (i) Intimate Apparel Group; (ii) Sportswear Group; and (iii) Swimwear Group.

The following tables set forth, for each of the last three fiscal years, net revenues and operating income for each of the Company's business groups and for the Company on a consolidated basis. The Company does not allocate restructuring items, depreciation and amortization of corporate assets, certain corporate expenses, reorganization items, other expense (income), interest expense (including the amortization of deferred financing costs) or income taxes to its business groups.

	Fiscal 2005		Fiscal 2004		Fiscal 2003
			(in thousands of dollars)
		% of Total		% of Total		% of Total
Net revenues:
Intimate Apparel Group	$595,702	39.7%	$588,256	41.3%	$572,813	41.7%
Sportswear Group	514,239	34.3%	455,601	32.0%	440,516	32.1%
Swimwear Group	391,146	26.1%	380,324	26.7%	361,092	26.3%
	$1,501,087	100.0%	$1,424,181	100.0%	$1,374,421	100.0%

Operating income:
Intimate Apparel Group operating income	$54,155		$43,701		$46,049
Sportswear Group operating income	50,142		37,725		18,873
Swimwear Group operating income	28,658		43,233		41,455
Unallocated corporate expenses	(35,600)		(23,394)		(28,457)
Restructuring (expense) income	503		(5,130)		(19,101)
Reorganization items	-		-		(29,805)
	$97,858	6.5%	$96,135	6.8%	$29,014	2.1%

The following table sets forth, as of December 31, 2005 and January 1, 2005, total assets for each of the Company’s business groups, unallocated corporate/other and the Company on a consolidated basis:

	December 31, 2005	% of Total	January 1, 2005	% of Total
Total assets:
Intimate Apparel Group	$280,791	23.0%	$303,484	26.3%
Sportswear Group	230,066	18.9%	254,728	22.1%
Swimwear Group	362,550	29.7%	356,288	30.9%
Unallocated corporate/other	346,644	28.4%	239,404	20.7%
	$1,220,051	100.0%	$1,153,904	100.0%